UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

PUBLIC JOINT STOCK COMPANY “FIRST UKRAINIAN
INTERNATIONAL BANK” (as Issuer)

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Ukraine

(Jurisdiction of Subject Company’s Incorporation or Organization)

PUBLIC JOINT STOCK COMPANY “FIRST UKRAINIAN
INTERNATIONAL BANK” (as Issuer)

(Name of Person(s) Furnishing Form)

U.S.$ 275,000,000 9.750 per cent. Loan Participation Notes due 2010

(Title of Class of Subject Securities)

Common Code:  028701578
ISIN:  XS0287015787

(CUSIP Number of Class of Securities (if applicable))

PUBLIC JOINT STOCK COMPANY “FIRST UKRAINIAN
INTERNATIONAL BANK”
4 Andriyivska St., Kyiv, 04070, Ukraine
+38 044 231 7055

Serhiy Zubro

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 25, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number

1.	Consent Solicitation Memorandum dated November 25, 2009

Item 2. Informational Legends

The required legends have been included in prominent portions of the Exhibit 1 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number

2.	Press Release dated November 25, 2009

PART III - CONSENT TO SERVICE OF PROCESS

The Issuer is submitting to the Securities and Exchange Commission, concurrently with the furnishing of this Form CB, a Form F-X executed by the Issuer and the agent for service of process.

PART IV - SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PUBLIC JOINT STOCK COMPANY “FIRST UKRAINIAN INTERNATIONAL BANK”

By:	/s/ Dmytro Yurgens

Dmytro Yurgens

Deputy Chairman of the Management Board

PUBLIC JOINT STOCK COMPANY “FIRST UKRAINIAN INTERNATIONAL BANK”

November 25, 2009